EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, B.C. , June 18, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports that at its Annual General and Special Meeting (the “AGSM”) held on June 17, 2024, MAG’s shareholders (the “Shareholders”) approved by majority: to elect all eight directors standing for election, to re-appoint Deloitte LLP as auditors of the Company, and to support the Company’s approach to executive compensation.

Detailed results of the total shares voted at the AGSM are set out below.

Motions:
Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Peter Barnes	58,366,832	53,951,708	4,415,124	92.44%	7.56%
Tim Baker	58,366,831	57,998,473	368,358	99.37%	0.63%
Jill Leversage	58,366,832	57,131,430	1,235,402	97.88%	2.12%
Selma Lussenburg	58,366,832	57,534,813	832,019	98.57%	1.43%
Susan Mathieu	58,366,832	57,946,695	420,137	99.28%	0.72%
Dale Peniuk	58,366,831	57,532,399	834,432	98.57%	1.43%
Tom Peregoodoff	58,366,831	56,445,627	1,921,204	96.71%	3.29%
George Paspalas	58,366,832	57,991,551	375,281	99.36%	0.64%

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	68,454,799	62,106,302	6,348,497	90.73%	9.27%

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Say on Pay	58,366,830	56,655,960	1,710,870	97.07%	2.93%

“On behalf of the Board, management and staff, I would like to thank outgoing director, Dan MacInnis, for his 19 years of commitment and service to the Company,” said George Paspalas, President and CEO of MAG. “Dan’s contribution to MAG, both as former CEO and more recently as a director, has been immense, and he will be missed. We wish him all the best in his retirement.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that relate to the Company’s approach to executive compensation. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.